                                                                    Exhibit 99.3

                              REPORT OF MANAGEMENT

The Stockholders
Conrail Inc.

Management is responsible for the preparation, integrity and objectivity of the Company's consolidated financial statements. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgment.

The Company maintains a system of internal accounting controls and procedures, which is continually reviewed and supported by written policies and guidelines and supplemented by internal audit services. The system provides reasonable assurance that assets are safeguarded against loss from unauthorized use and that the books and records reflect the transactions of the Company and are reliable for the preparation of financial statements. The concept of reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

The Company's consolidated financial statements are audited by its independent accountants. Their audit is conducted in accordance with auditing standards generally accepted in the United States of America and includes a study and evaluation of the Company's system of internal accounting controls to determine the nature, timing and extent of the auditing procedures required for expressing an opinion on the Company's financial statements.

The Company's Board of Directors, which is comprised of an equal number of directors from Norfolk Southern Corporation ("NSC") and CSX Corporation ("CSX"), pursues its oversight responsibilities for the consolidated financial statements and corporate conduct through periodic meetings with and written reports from the Company's management.

Gregory R. Weber
President and Chief
Executive Officer

Patrick F. Rogers
Assistant Vice President-
Accounting and Tax

January 28, 2003

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Conrail Inc.:

We have audited the accompanying consolidated balance sheets of Conrail Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Conrail Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


KPMG LLP                                                   Ernst & Young LLP
Norfolk, Virginia                                          Jacksonville, Florida



January 28, 2003

                                  CONRAIL INC.
                        CONSOLIDATED STATEMENTS OF INCOME

                                               Years ended December 31,
                                               ------------------------
($ In Millions)                                 2002       2001     2000
                                              ------     ------    -----

Revenues - NSC/CSX (Note 2)                   $  813     $  823    $ 886
Revenues - Third parties                          80         80       99
                                              ------     ------    -----

    Total operating revenues                     893        903      985
                                              ------     ------    -----

Operating expenses (Note 3)
  Compensation and benefits                      151        158      195
  Fuel                                             6          7       10
  Material, services and rents                   125        143      162
  Depreciation and amortization                  322        325      331
  Casualties and insurance                         2        (13)      33
  Other                                           17         19       18
                                              ------     ------    -----

    Total operating expenses                     623        639      749
                                              ------     ------    -----

Income from operations                           270        264      236
Interest expense                                (104)      (109)    (124)
Other income, net (Note 10)                       94        103      155
                                              ------     ------    -----

Income before income taxes                       260        258      267

Income taxes (Note 7)                             80         84       97
                                              ------     ------    -----

Net income                                    $  180     $  174    $ 170
                                              ======     ======    =====

See accompanying notes to the consolidated financial statements.

                                  CONRAIL INC.
                           CONSOLIDATED BALANCE SHEETS

                                                          December 31,
                                                          ------------
($ In Millions)                                            2002     2001
                                                         ------   ------
          ASSETS
Current assets
   Cash and cash equivalents                             $   23   $   34
   Accounts receivable, net                                  35       32
   Due from NSR/CSXT (Note 2)                               158      172
   Notes receivable from NSC/CSX (Note 2)                     -      515
   Material and supplies                                      8        9
   Deferred tax assets (Note 7)                              65       76
   Other current assets                                      11        8
                                                         ------   ------
      Total current assets                                  300      846

 Property and equipment, net (Note 4)                     6,382    6,688
 Notes receivable from NSC/CSX (Note 2)                     892        -
 Other assets                                               583      548
                                                         ------   ------

      Total assets                                       $8,157   $8,082
                                                         ======   ======

          LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities
   Current maturities of long-term debt (Note 6)             57       60
   Accounts payable                                          33       41
   Due to NSC/CSX (Note 2)                                    9       12
   Wages and employee benefits                               31       37
   Casualty reserves                                         69      101
   Accrued and other current liabilities (Note 5)           130      157
                                                         ------   ------
      Total current liabilities                             329      408

 Long-term debt (Note 6)                                  1,123    1,156
 Casualty reserves                                          119      134
 Deferred income taxes (Note 7)                           1,822    1,833
 Other liabilities                                          538      446
                                                         ------   ------
      Total liabilities                                   3,931    3,977
                                                         ------   ------

 Commitments and contingencies (Note 11)
 Stockholders' equity (Notes 3 and 9)

   Common stock ($1 par value; 100 shares
     authorized, issued and outstanding)                      -        -
   Additional paid-in capital                             2,221    2,221
   Retained earnings                                      2,134    1,954
   Accumulated other comprehensive loss                    (129)     (70)
                                                         ------   ------

      Total stockholders' equity                          4,226    4,105
                                                         ------   ------

      Total liabilities and stockholders' equity         $8,157   $8,082
                                                         ======   ======

See accompanying notes to the consolidated financial statements.

                                  CONRAIL INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

$ in Millions

                                                                                                        Accumulated
                                                       Additional        Unearned                          Other
                                                         Paid-In           ESOP          Retained      Comprehensive
                                                         Capital       Compensation      Earnings          Loss           Total
                                                     --------------  ----------------  ------------  -----------------  ----------
Balance, January 1, 2000                                  $2,229            $(20)        $1,610                $ -        $3,819
   Net Income                                                  -               -            170                  -           170
   Other                                                      (7)              -              -                  -            (7)
                                                     --------------  ----------------  ------------  -----------------  ----------

Balance, December 31, 2000                                 2,222             (20)         1,780                  -         3,982

Comprehensive income - 2001
   Net Income                                                  -               -            174                  -           174
   Minimum pension liability, net of
      $45 million income taxes (Note 8)                        -               -              -                (70)          (70)
                                                                                                                        ----------
   Total comprehensive income                                                                                                104
                                                                                                                        ----------

   Allocation of unearned ESOP compensation                   (1)             20              -                  -            19
                                                     --------------  ----------------  ------------  -----------------  ----------

Balance, December 31, 2001                                 2,221               -          1,954                (70)        4,105

Comprehensive income - 2002
   Net Income                                                  -               -            180                  -           180
   Minimum pension liability, net of
      $39 million income taxes (Note 8)                        -               -              -                (59)          (59)
                                                                                                                        ----------
   Total comprehensive income                                                                                                121
                                                                                                                        ----------

                                                     --------------  ----------------  ------------  -----------------  ----------
Balance, December 31, 2002                                $2,221            $  -         $2,134              ($129)       $4,226
                                                     ==============  ================  ============  =================  ==========

See accompanying notes to the consolidated financial statements.

                                  CONRAIL INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     Years ended December 31,
                                                                   ----------------------------
($ In Millions)                                                     2002       2001       2000
                                                                   ------     ------     ------
Cash flows from operating activities
  Net income                                                       $  180     $  174     $  170
  Adjustments to reconcile net income to
   net cash provided by operating activities:

    Depreciation and amortization                                     322        325        331
    Deferred income taxes                                              (9)       (18)       101
    Gains from sales of property                                       (3)        (2)       (70)
    Pension credit                                                    (17)       (19)       (12)
    Dividends from affiliated companies                                 -          -         55
    Changes in:
      Accounts receivable                                              (3)         1         18
      Accounts and wages payable                                      (14)       (32)         8
      Due from NSR/CSXT                                                14         60        (36)
      Due to NSC/CSX                                                   (3)       (19)      (128)
    Other                                                             (44)        32        (75)
                                                                   ------     ------     ------
      Net cash provided by operating activities                       423        502        362
                                                                   ------     ------     ------
Cash flows from investing activities
  Property and equipment acquisitions                                 (23)       (47)      (220)
  Notes receivable from NSC/CSX                                      (377)      (424)       125
  Proceeds from disposal of property and equipment                     14         14         86
  Other                                                                11          -         (7)
                                                                   ------     ------     ------
      Net cash used in investing activities                          (375)      (457)       (16)
                                                                   ------     ------     ------

Cash flows from financing activities
  Payment of long-term debt                                           (59)       (61)      (318)
                                                                   ------     ------     ------

      Net cash used in financing activities                           (59)       (61)      (318)
                                                                   ------     ------     ------


Increase(decrease) in cash and cash equivalents                       (11)       (16)        28

Cash and cash equivalents
  Beginning of year                                                    34         50         22
                                                                   ------     ------     ------
  End of year                                                      $   23     $   34     $   50
                                                                   ======     ======     ======

See accompanying notes to the consolidated financial statements.

                                  CONRAIL INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

         Description of Business

   Conrail Inc. ("Conrail") is a holding company whose principal subsidiary is Consolidated Rail Corporation ("CRC"), the major freight railroad in the Northeast. Norfolk Southern Corporation ("NSC") and CSX Corporation ("CSX"), the major railroads in the Southeast, jointly control Conrail through their ownership interests in CRR Holdings LLC ("CRR"), whose primary subsidiary is Green Acquisition Corporation ("Green Acquisition"), which owns Conrail. NSC and CSX have equity interests in CRR of 58% and 42%, respectively, and voting interests of 50% each. Under operating and lease agreements, NSC and CSX operate a substantial portion of the Conrail properties through their railroad subsidiaries, Norfolk Southern Railway Company ("NSR") and CSX Transportation, Inc. ("CSXT")(Note 2).

         Principles of Consolidation

   The consolidated financial statements include Conrail and majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method.

         Cash Equivalents

   Cash equivalents consist of commercial paper, certificates of deposit and other liquid securities purchased with a maturity of three months or less, and are stated at cost which approximates market value.

         Material and Supplies

   Material and supplies consist of maintenance material valued at the lower of cost or market.

         Property and Equipment

   Property and equipment are recorded at cost. Depreciation is provided using the composite straight-line method over estimated service lives. Expenditures, including those on leased assets that extend an asset's useful life or increase its utility, are capitalized. Maintenance expense is recognized when repairs are performed. The cost (net of salvage) of depreciable property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized. In 2002, the overall depreciation rate averaged 3.6% for all roadway and equipment.

   The Company is finalizing a study to update the estimated useful lives of its roadway and equipment property and the associated accumulated depreciation reserves. Based on this review, the Company anticipates a pretax increase in overall depreciation expense in the range of $20-$25 million in 2003.

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

   In August 2001, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This standard which is effective for the Corporation's fiscal year beginning January 1, 2003, addresses the accounting and reporting of legal obligations associated with the retirement of tangible long-lived assets. The Company is currently evaluating the impact the new rules may have on its consolidated financial statements.

         Asset Impairment

   Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Expected future cash flows from the use and disposition of long-lived assets are compared to the current carrying amounts to determine the potential impairment loss.

   The adoption of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which was effective January 1, 2002, did not have a material effect on the Company's consolidated financial statements.

         Revenue Recognition

   The Company's major sources of revenues are from NSC and CSX, primarily in the form of rental revenues and operating fees, which are recognized when earned (Note 2). Conrail also has third party revenues, which are recognized when earned, related to the operations of Indiana Harbor Belt Railroad Company, a 51% owned terminal railroad subsidiary.

         Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates, including those related to the recoverability and useful lives of assets as well as liabilities for litigation, environmental remediation, casualty claims, income taxes and pension and postretirement benefits. Changes in facts and circumstances may result in revised estimates.


2. Related Parties Transactions

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

   Background

   On May 23, 1997, NSC and CSX completed their joint acquisition of Conrail stock. On June 17, 1997, NSC and CSX executed an agreement that generally outlines the methods of governing and operating Conrail and its subsidiaries ("Transaction Agreement"). On July 23, 1998, the Surface Transportation Board ("STB") issued a written opinion that permitted NSC and CSX to exercise operating control of Conrail beginning August 22, 1998. On June 1, 1999, NSC and CSX began to operate over certain Conrail lines.

   Operations by NSR and CSXT

   The majority of CRC's routes and assets are segregated into separate subsidiaries of CRC, Pennsylvania Lines LLC ("PRR") and New York Central Lines LLC ("NYC"). PRR and NYC have separate but identical operating and lease agreements with NSR and CSXT, respectively, (the "Operating Agreements") which govern substantially all nonequipment assets to be used by NSR and CSXT and have initial 25-year terms, renewable at the options of NSR and CSXT for two 5-year terms. Payments made under the Operating Agreements are based on appraised values that are subject to adjustment every six years. NSR and CSXT have also leased or subleased certain equipment assets at rentals based on appraised values for varying term lengths from PRR and NYC, respectively, as well as from CRC.

   NSC and CSX also have agreements with CRC governing other Conrail properties that continue to be owned and operated by Conrail ("the Shared Assets Areas"). NSR and CSXT pay CRC a fee for joint and exclusive access to the Shared Assets Areas. In addition, NSR and CSXT pay, based on usage, the costs incurred by CRC to operate the Shared Assets Areas plus a profit factor.

   Payments made by NSR to Conrail under the Shared Assets agreements were $115 million and $168 million during 2002 and 2001, respectively, of which $23 million and $27 million, were minimum rents. Payments made by CSXT to Conrail under the Shared Assets agreements were $92 million and $140 million during 2002 and 2001, respectively, of which $17 million and $19 million, were minimum rents.

   Payments from NSR under the Operating Agreements to PRR amounted to $339 million and $331 million during 2002 and 2001, respectively. Payments from CSXT under the Operating Agreements to NYC amounted to $248 million and $241 million during 2002 and 2001, respectively. In addition, costs necessary to operate and maintain the related assets under these agreements, including leasehold improvements, are borne by NSR and CSXT.

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

   Future minimum lease payments to be received from NSR/CSXT are as follows:

   $ in Millions

                                 NSR      NSR      CSXT      CSXT
                                 ---      ---      ----      ----
                               To PRR   To CRC    To NYC    To CRC   Total
                               ------   ------    ------    ------   -----

   2003                        $  333     $ 30    $  230      $ 21  $   614
   2004                           332       32       230        23      617
   2005                           320       33       221        24      598
   2006                           306       34       210        24      574
   2007                           294       34       203        24      555
   2008 and Beyond              4,414      585     2,909       402    8,310
                          -------------------------------------------------
                    Total      $5,999     $748    $4,003      $518  $11,268
                          -------------------------------------------------

   Related Party Balances and Transactions

   "Due from NSR/CSXT" at December 31, 2002 and 2001, is primarily comprised of amounts due for the above-described operating and rental activities.

   PRR and NYC have interest-bearing notes receivable due from NSC and CSX. Previously, these notes were payable on demand and classified as current. However during the first quarter of 2002, they were exchanged for new longer-term notes. As of December 31, 2002, the notes receivable due from NSC and CSX included in noncurrent assets were $513 million and $379 million, respectively. At December 31, 2001, the notes receivable balances from NSC and CSX under the previous demand note totaled $301 million and $214 million, respectively. The interest rates on the notes receivable from NSC and CSX are variable and were both 1.82% at December 31, 2002. Interest income related to the PRR and NYC notes receivable was $18 million in 2002, $13 million in 2001 and $10 million in 2000.

   "Due to NSC/CSX" includes amounts payable for property and equipment rentals, as well as amounts related to service provider agreements with both NSC and CSX to provide certain general and administrative support to CRC.

   A summary of the "Due to NSC and CSX" activity for the services described above follows:

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

   $ in Millions

                                                             Payments           Payments
                                                              to NSC             to CSX
                                                         -----------------   ---------------
                                                             2002     2001     2002     2001
   Service Provider Agreements                                $ 5      $ 6      $ -      $ -
   Material purchases                                          20       31        -        -
   Rental of locomotives, equipment and facilities              5        8        4        6
   Capital Project activities                                   -       17        -        3
                                                         -----------------   ---------------
                                         Total payments       $30      $62      $ 4      $ 9
                                                         -----------------   ---------------


                                                             2002     2001     2002     2001
                                                         -----------------   ---------------
   Due to "NSC and CSX" at December 31                        $ 7      $ 9      $ 2      $ 3

   From time to time, NSC and CSX, as the indirect owners of Conrail, may need to provide some of Conrail's cash requirements through capital contributions, loans or advances. Through December 31, 2002 there have been no transactions under these arrangements.

3. Transition, Acquisition-Related and Other Items

   During the first quarter of 2002 and the fourth quarter of 2001, the Company received cash proceeds totaling $4 million and $42 million respectively, from several London-based insurance carriers as settlement for current and future exposures related to personal injury, occupational, environmental and other claims. The Company recognized pretax gains of $4 million and $14 million, respectively, which is included in the "Casualties and insurance" line item of the income statement for 2002 and 2001.

   During 2002, accrued termination payments totaling $1 million were made to 6 non-union employees whose non-executive positions were eliminated as a result of the joint acquisition of Conrail. Most of these termination payments have been made in the form of supplemental retirement benefits from the Company's pension plan. During 2001 and 2000 accrued termination payments of $15 million and $50 million respectively, were made. The remaining amount of this liability is less than $1 million and is expected to be paid out within the next year.

   During the second quarter of 2001, the Company received a $50 million cash payment for transferring to a third party certain of its rights

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

   to license, manage and market signboard advertising on the Company's property for 25 years. The payment is being recognized into other income on a straight-line basis over the 25 year contract period.

   Also during 2001, the Company made final settlement of a long-term liability related to the non-union Employee Stock Ownership (ESOP) termination, which did not require use of the Company's cash for settlement. The liability, the balance of which was $20 million at December 31, 2000, was settled as the remaining cash proceeds held by the ESOP as a result of selling its ESOP preferred stock in conjunction with the joint acquisition, were allocated to eligible participants.

   During the first quarter of 2000, the Company completed a significant property sale and recognized a gain of $61 million on the sale ($37 million after income taxes), which is included in "Other income, net" (Note 10).

   The Company has a long-term liability in connection with employment "change in control" agreements with certain current and former executives, which became operative as a result of the joint acquisition of Conrail. In 2002 and 2001, payments of $1 million and $9 million respectively, were made primarily from the Company's pension plan. The remaining amount, $24 million at December 31, 2002, will be paid out at the discretion of the participants in the program.

4. Property and Equipment

                                                     December 31,
                                                   ---------------
                                                     2002     2001
                                                   ------   ------
                                                    (In Millions)
   Roadway                                        $ 7,476  $ 7,496
   Equipment                                        1,511    1,519
     Less: Accumulated depreciation                (2,828)  (2,570)
                                                  -------  -------

                                                    6,159    6,445
                                                  -------  -------

   Capital leases (primarily equipment)               496      616
   Accumulated amortization                          (273)    (373)
                                                  -------  -------

                                                      223      243
                                                  -------  -------
                                                  $ 6,382  $ 6,688
                                                  =======  =======

   Substantially all assets are leased to NSR or CSXT (Note 2).

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Accrued and Other Current Liabilities

                                                   December 31,
                                                 ---------------
                                                  2002     2001
                                                 ------   ------
                                                 (In Millions)
     Operating leases                            $ 47     $ 45
     Property and corporate taxes                  43       37
     Income taxes payable                           4       27
     Other                                         36       48
                                                 ----     ----

                                                 $130     $157
                                                 ====     ====
6. Long-Term Debt and Leases

   Long-term debt

   Long-term debt outstanding, including the weighted average interest rates at December 31, 2002, is composed of the following:

                                                      December 31,
                                                      ------------
                                                     2002      2001
                                                   ------   -------
                                                    (In Millions)
     Capital leases                                $  192    $  208
     Debentures payable,7.88%,due 2043                250       250
     Debentures payable,9.75%,due 2020                550       550
     Equipment and other obligations,6.95%            188       208
                                                   ------   -------
                                                    1,180     1,216
     Less current portion                             (57)      (60)
                                                   ------   -------

                                                   $1,123    $1,156
                                                   ======   =======

   Interest payments were $105 million in 2002, $113 million in 2001 and $121 million in 2000.

   Equipment and other obligations mature in 2003 through 2043 and are collateralized by assets with a net book value of $222 million at December 31, 2002. Maturities of long-term debt other than capital leases are $20 million in 2003, $21 million in 2004, $20 million in 2005, $21 million in 2006, $43 million in 2007 and $863 million in total from 2008 through 2043.

   Leases

   The Company's noncancelable long-term leases generally include options to purchase at fair value and to extend the terms. Certain lease obligations are payable in Japanese yen, which require the maintenance of yen-denominated deposits sufficient to satisfy the yen-denominated obligation. These deposits are included in the "Other assets" line item of the balance sheet and totaled $45 million and $35 million at December 31, 2002 and December 31, 2001, respectively. Capital leases have been discounted at rates ranging from 3.09% to 14.26% and are collateralized by assets with a net book value of $223 million at December 31, 2002.

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Minimum commitments, exclusive of executory costs borne by the Company, are:

                                          Capital        Operating
                                           Leases           Leases
                                          -------        ---------
                                              (In Millions)

           2003                          $  51              $ 56
           2004                             53                56
           2005                             38                55
           2006                             24                54
           2007                             28                53
           2008 - 2025                      52               289
                                         -----              ----

           Total                           246              $563
                                                            ====

           Less interest portion           (54)
                                         -----
           Present value                 $ 192
                                         =====

   Operating lease rent expense was $62 million in 2002, $70 million in 2001 and $75 million in 2000.

7. Income Taxes

   The provisions for income taxes are composed of the following:

                                           2002     2001     2000
                                           ----     ----    -----
                                              (In Millions)

   Current
     Federal                               $ 81     $ 77     $ (5)
     State                                    8       25        1
                                           ----     ----     ----

                                             89      102       (4)
                                           ----     ----     ----

   Deferred
     Federal                                (20)     (22)      81
     State                                   11        4       20
                                           ----     ----     ----

                                             (9)     (18)     101
                                           ----     ----     ----

                                           $ 80     $ 84     $ 97
                                           ====     ====     ====

   Reconciliation of the U.S. statutory tax rates with the effective tax rates is as follows:

                                           2002     2001     2000
                                           ----     ----     ----

      Statutory tax rate                   35.0%    35.0%    35.0%
      State income taxes,
        net of federal benefit              4.2      4.2      4.2
      Settlement of IRS audit              (5.6)       -        -
      Settlement of state tax issues          -     (3.5)       -
      Other                                (2.8)    (3.1)    (2.9)
                                           ----     ----     ----
        Effective tax rate                 30.8%    32.6%    36.3%
                                           ====     ====     ====

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

   The Company has reached final settlements with the Internal Revenue Service ("IRS") related to all of the audits of the Company's consolidated federal income tax returns through the fiscal year May 23,1997. As a result of the settlement Conrail received tax refunds of $24 million and reduced tax expense by $14 million during 2002. Federal and state income tax payments were $113 million in 2002, $86 million in 2001 and $3 million in 2000.

   Significant components of the Company's deferred income tax liabilities (assets) are as follows:

                                                         December 31,
                                                   -------------------------
                                                    2002               2001
                                                   ------             ------
                                                         (In Millions)
   Current assets                                  $   (5)            $   57
   Current liabilities                                (60)              (125)
   Miscellaneous                                        -                 (8)
                                                   ------             ------
   Current deferred tax asset, net                 $  (65)            $  (76)
                                                   ======             ======

   Noncurrent liabilities:
    Property and equipment                          2,000              2,008
    Other                                             112                191
                                                   ------              -----
                                                    2,112              2,199
                                                   ------             ------
   Noncurrent assets:
    Nondeductible reserves and other
     liabilities                                     (290)              (366)
                                                   ------             ------
   Deferred income tax liabilities, net            $1,822             $1,833
                                                   ======             ======

   The Company has reviewed its deferred income tax assets and believes a valuation allowance is not necessary.

8. Pension and Postretirement Benefits

   The Company and its subsidiaries sponsor several qualified and nonqualified pension plans and other postretirement benefit plans for its employees.

   The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 2002, and a statement of the funded status as of December 31 of both years:

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

                                                    Other Postretirement
                             Pension Benefits             Benefits
                             ----------------       --------------------
 (In Millions)                 2002     2001          2002       2001
                              -----    -----          ----       ----
Change in benefit
 obligation
Net benefit obligation
 at beginning of year         $ 662    $ 687         $  36      $  37
Service cost                      1        2             -          -
Interest cost                    44       45             3          3
Plan participant's
 contributions                    -        -             6          5
Actuarial losses                  5       16             2          -
Benefits paid                   (66)     (88)          (10)        (9)
                              -----    -----         -----      -----
Net benefit obligation
 at end of year               $ 646    $ 662         $  37      $  36

Change in plan assets
Fair value of plan assets
 at beginning of year         $ 613    $ 720        $   8      $   8
Actual return on plan
 assets                         (28)     (20)            1          1
Employer contributions            3        1             2          3
Plan participant's
 contributions                    -        -             6          5
Benefits paid                   (66)     (88)          (10)        (9)
                              -----    -----         -----      -----
Fair value of plan assets
 at end of year               $ 522    $ 613         $   7      $   8
Funded status at
 end of year                  $(124)   $ (49)        $ (30)     $ (28)
Unrecognized prior
 service cost                     8        8            (1)        (1)
Unrecognized actuarial
 (gains)losses                  206      111            (9)       (11)
                              -----    -----         -----      -----
Net amount recognized at
 year end                     $  90    $  70         $ (40)     $ (40)
                              =====    =====         =====      =====

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following amounts have been recognized in the balance sheets as of December 31:

                                                Other Postretirement
                         Pension Benefits             Benefits
                         -----------------      --------------------
(In Millions)               2002      2001         2002       2001
                            ----      ----         ----       ----
Prepaid pension cost       $ 126     $ 110            -          -
Accrued benefit cost        (257)     (163)       $ (40)     $ (40)
Intangible asset               8         8            -          -
Accumulated other
 comprehensive loss          213       115            -          -
                           -----     -----        -----      -----
                           $  90     $  70        $ (40)     $ (40)
                           =====     =====        =====      =====

All of the Company's plans for postretirement benefits other than pensions have no plan assets except for the retiree life insurance plan, which has $7 million and $8 million of assets in 2002 and 2001, respectively. The aggregate benefit obligation for the postretirement plans other than pensions was $37 million and $36 million at December 31, 2002 and 2001, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $639 million, $635 million and $514 million, respectively, as of December 31, 2002 and $656 million, $655 million and $605 million, respectively as of December 31, 2001. As required by Statement of Financial Accounting Standard No. 87 "Employers'Accounting for Pensions", the Company has recorded an additional minimum liability of $220 million and $123 million at December 31, 2002 and December 31, 2001, respectively. The additional liability was partially offset by an intangible asset to the extent of previously unrecognized prior service costs of $7 million and $8 million at December 31, 2002 and December 31, 2001, respectively. The remaining amounts are recorded as a component of stockholders' equity, net of related tax benefits as "Accumulated Other Comprehensive Loss".

The assumptions used in the measurement of the Company's benefit obligation are as follows:

                                                Other Postretirement
                           Pension Benefits             Benefits
                           ----------------     --------------------
                            2002      2001         2002       2001
                            ----      ----         ----       ----

Discount rate               6.75%     7.25%        6.75%      7.25%
Expected return on
 plan assets                9.00%     9.00%        8.00%      8.00%
Rate of compensation
 increase                   5.00%     5.00%        5.00%      5.00%

A 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003, gradually decreasing to 5% by the

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

year 2007.

Assumed health care cost trend rates affect amounts reported for the health care plans. The effect of a one percentage point increase and (decrease) in the assumed health care cost trend rate on the accumulated postretirement benefit obligation is $1 million and $(1) million, respectively.

The components of the Company's net periodic benefit cost for the plans are as follows:

                                                Other Postretirement
                         Pension Benefits             Benefits
                         -----------------      --------------------
(In Millions)            2002   2001  2000       2002   2001   2000
                         ----   ----  ----       ----   ----   ----
Service cost             $  1   $  2  $  4       $  -   $  -   $  -
Interest cost              44     45    51          3      3      3
Expected return
 on assets                (62)   (66)  (70)        (1)    (1)    (1)
Amortization of:
 Transition asset           -     (1)   (1)         -      -      -
 Prior service cost         1      1     1          -      -      -
 Actuarial (gain)loss      (1)    (1)    1                (1)    (1)
                         ----   ----  ----       ----   ----   ----
                         $(17)  $(20) $(14)      $  2   $  1   $  1
                         ====   ====  ====       ====   ====   ====

Savings Plans

The Company and certain subsidiaries provide 401(k) savings plans for union and non-union employees. Under the Company's current non-union savings plan, 50% of employee contributions are matched for the first 6% of a participating employee's base pay and 25% of employee contributions are matched in excess of 10% of a participating employee's base pay. Savings plan expense related to the current non-union savings plan was $1 million in each of the years 2002, 2001 and 2000. There is no Company match provision under the union employee plan except for certain unions, which negotiated a Company match as part of their contract provisions.

Incentive Compensation Plans

The Company has an incentive compensation plan for all non-union employees in which employees receive targeted cash awards upon attainment of certain performance criteria established by the Company's Board of Directors. Compensation expense under this plan was $3 million in 2002, $2 million in 2001 and $5 million in 2000.

The Company also has a long-term incentive plan under which phantom stock options are granted to officers and other key non-union employees. The option price for the phantom shares is equal to the blended fair market value of NSC and CSX common stock at the date of grant. Options will vest one year after grant date and the option term may not exceed ten years. Upon exercise, eligible participants will

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     receive cash payments equal to the appreciation on the composite NSC and CSX common stock fair values. Compensation expense for this plan was less than $1 million in 2002 and 2000 and $2 million in 2001.

9.   Stockholders' equity

     Common Stock

     On May 23, 1997, the NSC/CSX joint tender offer for the remaining outstanding shares of Conrail's common and preferred stock was concluded, and on June 2, 1997, Conrail became the surviving corporation in a merger with Green Merger Corp. and remained the only subsidiary of Green Acquisition, an entity jointly-owned by NSC and CSX. As a result, the remaining outstanding capital stock of Conrail was acquired by NSC and CSX and Green Acquisition was issued 100 shares of Conrail's common stock.

     Undistributed Earnings of Equity Investees

     "Retained earnings" includes undistributed earnings of equity investees of $199 million, $180 million and $157 million at December 31, 2002, 2001 and 2000, respectively.

10.  Other Income, Net

                                                      2002     2001      2000
                                                      ----     ----      ----
                                                           (In Millions)
          Interest income                             $ 23     $ 21      $ 21
          Rental income                                 45       47        45
          Property sales                                 3        2        70
          Equity in earnings of affiliates              20       24        24
          Other, net                                     3        9        (5)
                                                      ----     ----      ----
                                                      $ 94     $103      $155
                                                      ====     ====      ====

11.  Commitments and Contingencies

     Environmental

     The Company is subject to various federal, state and local laws and regulations regarding environmental matters. CRC is a party to various proceedings brought by both regulatory agencies and private parties under federal, state and local laws, including Superfund laws, and has also received inquiries from governmental agencies with respect to other

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     potential environmental issues. At December 31, 2002, CRC has received, together with other companies, notices of its involvement as a potentially responsible party or requests for information under the Superfund laws with respect to cleanup and/or removal costs due to its status as an alleged transporter, generator or property owner at 35 locations. Due to the number of parties involved at many of these sites, the wide range of costs of possible remediation alternatives, the changing technology and the length of time over which these matters develop, it is often not possible to estimate CRC's liability for the costs associated with the assessment and remediation of contaminated sites.

     Although the Company's operating results and liquidity could be significantly affected in any quarterly or annual reporting period if CRC were held principally liable in certain of these actions, at December 31, 2002, the Company had accrued $66 million, an amount it believes is sufficient to cover the probable liability and remediation costs that will be incurred at Superfund sites and other sites based on known information and using various estimating techniques. The Company anticipates that much of this liability will be paid out over five years; however some costs will be paid out over a longer period. The Company believes the ultimate liability for these matters will not materially affect its consolidated financial condition.

     The Company spent $6 million in 2002, $10 million in 2001 and $9 million in 2000 for environmental remediation and related costs. In addition, the Company's capital expenditures for environmental control and abatement projects were less than $1 million in both 2002 and 2001 and approximately $1 million in 2000.

     Casualty

     The Company is involved in various legal actions, principally relating to occupational health claims, personal injuries, casualties and property damage. The casualty claim liability is determined actuarially, based upon claims filed and an estimate of claims incurred but not yet reported. The Company is generally self-insured for casualty claims. Claims in excess of self-insurance levels are insured up to excess coverage limits. While the ultimate amounts of claims incurred are dependent upon future developments, in management's opinion, the recorded liability is adequate to cover expected probable payments.

     During both 2002 and 2001, the Company, based on favorable claims development, recognized actuarial determined gains of approximately $16 million and $12 million respectively, which is included in the "Casualties and insurance" line item of the income statement.

     Labor

     CRC had 1,415 employees at December 31, 2002; approximately 89% of whom are represented by 11 different labor organizations and are covered by

                                  CONRAIL INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

     16 separate collective bargaining agreements. The Company was engaged in collective bargaining at December 31, 2002 with labor organizations representing approximately 54% of its labor force.

     Guarantees

     CRC currently guarantees the principal and interest payments in the amount of $30 million on Equipment Trust Certificates for Locomotive Management Services, a general partnership of which CRC holds a fifty percent non-controlling interest. In addition, CRC is also contingently liable as guarantor with respect to $7 million of indebtedness for an affiliate company, Triple Crown Services. No liability has been recorded related to these guarantees.

     Also the Company may be contingently liable under indemnification provisions related to the sale of tax benefits. This liability is recorded in the "Other liability" line item of the balance sheet and totaled $13 million at both December 31, 2002, and December 31, 2001.

12.  Fair Values of Financial Instruments

     The fair values of "Cash and cash equivalents," "Accounts receivable," "Notes receivable from NSC/CSX" and "Accounts payable" approximate the carrying values of these financial instruments at December 31, 2002 and 2001.

     Using current market prices when available, or a valuation based on the yield to maturity of comparable debt instruments having similar characteristics, credit rating and maturity, the total fair value of the Company's long-term debt, including the current portion, but excluding capital leases, is $1,254 million and $1,204 million at December 31, 2002 and 2001, respectively, compared with carrying values of $988 million and $1,008 million at December 31, 2002 and 2001.